 Exhibit 99.2

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual meeting of holders (“Shareholders”) of common shares
(the “Shares”) of CI Financial Corp. (the “Corporation” or “CI”) will be held on Wednesday, June 22, 2022 at 2:00 p.m. (Toronto time) solely as a virtual (online) meeting by way of live audio webcast at https://web.lumiagm.com/442910108 (the “Meeting”) for the following purposes:

1.	To receive the consolidated financial statements of CI for the fiscal year ended December 31, 2021, together with the auditors’ report thereon;

2.	To elect directors of CI (the “Directors”) for the ensuing year;

3.	To appoint auditors of CI for the ensuing year and authorize the Directors to fix the auditors’ remuneration;

4.	To consider and provide an advisory vote on the board of Directors’ (the “Board”) approach to executive compensation; and

to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

The Management Information Circular dated May 3, 2022 (the “Information Circular”) provides additional information relating to matters to be dealt with at the Meeting. Shareholders are reminded to review the Information Circular before voting.

The Board has fixed the close of business on May 2, 2022, as the record date for determining Shareholders entitled to receive notice of, and to vote at, the Meeting and any postponement or adjournment of the Meeting. No Shareholders becoming Shareholders of record after that time will be entitled to vote at the Meeting, or any adjournment or postponement thereof.

Attending the Online Meeting

The Corporation is holding the Meeting solely as a virtual (online) meeting which will be conducted by way of live audio webcast.

Shareholders, regardless of geographic location and equity ownership, will have an equal opportunity to participate at the Meeting and engage with Directors and management of the Corporation as well as other Shareholders in real time. Shareholders will not be able to attend the Meeting in person, but virtual participation is encouraged.

Participants will need an Internet-connected device such as a laptop, computer, tablet or cellphone in order to access the virtual Meeting platform. The virtual Meeting platform will be fully supported across popular web browsers and devices running the most current version of applicable software plugins.

Registered Shareholders and duly appointed proxyholders will be able to participate in and vote online in real time at the Meeting at https://web.lumiagm.com/442910108 in accordance with instructions given in this Information Circular.

Non-registered Shareholders (being Shareholders who hold their Shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) who have not duly appointed themselves as proxyholder will be able to attend the Meeting as guests but will not be able to participate or vote at the Meeting.

Voting – General Information

Registered Shareholders are requested to complete and return the form of proxy included in the Notice Package (as defined below). You may also vote your Shares by proxy by appointing another person to attend the virtual Meeting and vote your Shares for you. To be valid, the form of proxy must be completed, signed and dated and received by the proxy department of the Corporation’s transfer agent, Computershare Investor Services Inc., by mail (a return envelope is provided for that purpose) at Proxy Tabulation, 100 University Avenue, 8th Floor, Toronto Ontario, M5J 2Y1, on the internet at www.investorvote.com, by facsimile at 1-866-249-7775 / 416-263-9524, or instructions must be received by phone at 1-866-732-8683, in each case no later than 5:00 p.m. (Toronto time) on June 20, 2022 or if the Meeting is adjourned or postponed, no later than 5:00 p.m. (Toronto time) on the second business day before any adjourned or postponed Meeting. Failure to properly complete or deposit a proxy may result in its invalidation.

You are a non-registered Shareholder if your bank, trust company, securities dealer, broker or other intermediary holds your Shares for you. In that case, you will likely not receive a proxy form. Only proxies deposited by registered Shareholders can be recognized and acted upon at the Meeting. Please return your voting instructions as specified in the voting instruction form delivered to you in the Notice Package.

If a registered or non-registered Shareholder appoints a proxyholder other than the management nominees, that registered or non-registered Shareholder must also take the additional step of registering the proxyholder with the Corporation’s transfer agent, Computershare Investor Services Inc., at https://www.computershare.com/CIFinancial by 5:00 p.m. (Toronto time) on June 20, 2022 or the second business day before any adjourned or postponed meeting, after submitting their form of proxy or voting instruction form.

Failure to register the proxyholder with the Corporation’s transfer agent will result in the proxyholder not receiving a Username to participate in the Meeting and only being able to attend the Meeting as a guest.

Notice and Access Information

The Corporation is utilizing the notice and access mechanism under National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”) and National Instrument 54-101 - Communications with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”). Notice and access allows CI to post electronic versions of proxy-related materials online, rather than mailing paper copies of such materials to Shareholders.

Electronic copies of this Notice of Meeting, the Information Circular and the Corporation’s 2021 Annual Report (containing the audited consolidated financial statements of the Corporation for the year ended December 31, 2021, and Management’s Discussion and Analysis thereon) (the “Annual Report”) may be found on the Corporation’s pages on SEDAR at www.sedar.com and also on the Corporation’s website at www.cifinancial.com.

Shareholders will receive paper copies of a notice package (the “Notice Package”) via prepaid mail containing the information prescribed by NI 51-102 and NI 54-101 and a form of proxy (if you are a registered Shareholder) or a voting instruction form (if you are a non-registered Shareholder), in each case with a supplemental mail list return box for Shareholders to request they be included in the Corporation’s supplementary mailing list for receipt of the Corporation’s annual and interim financial statements for the 2022 fiscal year.

Shareholders may obtain paper copies of the Information Circular and the Annual Report free of charge, or more information about notice and access, by contacting the Corporation’s transfer agent, Computershare Investor Services Inc., at 1-866-962-0498 within North America or direct, from outside North America, at 514-982-8716. In order to receive paper copies of these materials in time to vote before the Meeting, your request must be received by June 8, 2022.

May 3, 2022

By Order of the Board of Directors of CI Financial Corp.

BRADLEY R. HOWARD
Corporate Secretary
CI Financial Corp.

Your vote is important. Whether or not you expect to attend the virtual Meeting, please exercise your right to vote. Shareholders who have voted by proxy may still attend the virtual Meeting and ask questions.